Amendment to
SCHEDULE A
dated January 24, 2023

ASYMmetric ETFs Trust

The following series of ASYMmetric ETFs Trust are subject to this Plan, at the annual fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
ASYMshares™ ASYMmetric S&P 500® ETF	0.25%
ASYMmetric Smart Alpha S&P 500® ETF	0.25%
ASYMmetric Smart Income ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Shares. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Board.

Executed: [date implemented by further action of the Board]